 THIS IS A CONFIRMING ELECTRONIC FILE COPY ORIGINALLY FILED ON FEBRUARY 14, 1994


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)*


                            Publix Super Markets, Inc.
             ----------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $1.00 Per Share
             ----------------------------------------------------
                         (Title of Class of Securities)


                                      None
             ----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                              Page 1 of 4 Pages

                                  SCHEDULE 13G
CUSIP No. None                                            Page 2 of 4 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Carol Barnett


2        Check the Appropriate Box if A Member of a Group*

                                                                          (a)[ ]

                                                                          (b)[ ]

3        SEC Use Only




4        Citizenship or Place of Organization

         United States


Number of
Shares                       5    Sole Voting Power                 13,134,987
Beneficially
Owned By                     6    Shared Voting Power               -0-
Each
Reporting                    7    Sole Dispositive Power            13,134,987
Person
With                         8    Shared Dispositive Power          -0-


9        Aggregate Amount Beneficially Owned by Each Reporting Person

         13,134,987


10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*




11       Percent of Class Represented by Amount in Row 9

         5.56%


12       Type of Reporting Person*

         IN

Continuation of Schedule 13G                      Page 3 of 4 Pages


This statement is the first amendment to a statement on Schedule 13G filed with the Securities and Exchange Commission on February 10, 1993 by Carol Barnett.

The undersigned hereby amends Item 4 of the initial statement by adding the following information.


Item 4.  Ownership

As of December 31, 1993, the Filing Person was the "beneficial owner", as that term is defined under Rule 13d-3 under the Securities Act of 1934, of a total of 13,134,987 shares of the Company's common stock or approximately 5.56% of the total outstanding shares of the Company's common stock.

Changes that have occurred since the filing of the initial statement in the total number of shares of common stock are reflected in Schedule 1, attached hereto.

Information appearing on page two of this Schedule indicates the number of shares over which the Filing Person exercises voting and investment power and the extent of such investment and voting power.

Continuation of Schedule 13G                      Page 4 of 4 Pages



                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Schedule is true, complete and correct.





                                        /s/ Carol Barnett
                                        -----------------
                                        Carol Barnett


Date:  February 7, 1994

                   THIS IS A CONFIRMING ELECTRONIC FILE COPY


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. ______)*


                            Publix Super Markets, Inc.
             ----------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $1.00 Per Share
             ----------------------------------------------------
                         (Title of Class of Securities)


                                      None
             ----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 5 Pages

                                  SCHEDULE 13G
CUSIP No. None                                         Page 2 of 5 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Carol Barnett


2        Check the Appropriate Box if A Member of a Group*

                                                                          (a)[ ]

                                                                          (b)[ ]

3        SEC Use Only




4        Citizenship or Place of Organization

         United States


Number of
Shares                       5    Sole Voting Power                 13,138,623
Beneficially
Owned By                     6    Shared Voting Power               -0-
Each
Reporting                    7    Sole Dispositive Power            13,138,623
Person
With                         8    Shared Dispositive Power          -0-


9        Aggregate Amount Beneficially Owned by Each Reporting Person

         13,138,623


10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*




11       Percent of Class Represented by Amount in Row 9

         5.52%


12       Type of Reporting Person*

         IN

Continuation of Schedule 13G                      Page 3 of 5 Pages

Item 1.  Issuer.

Publix Super Markets, Inc. (the "Company"), a Florida corporation with its principal place of business at 1936 George Jenkins Boulevard, Lakeland, Florida 33801, is the issuer of the securities for which this Schedule 13G is being filed.


Item 2.  Filing Person and Information Regarding Securities.

Carol Barnett (the "Filing Person"), with her residence at 531 Lone Palm Drive, Lakeland, Florida 33801, is a United States citizen and is the person on whose behalf this Schedule 13G is being filed.

Information called for by Item 2(d) and Item 2(e) of this Schedule is set forth on the cover page of this Schedule.


Item 3.  Status of Filing Person.

Not applicable.


Item 4.  Ownership.

As of December 31, 1992, the Filing Person was the "beneficial owner," as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, of a total of 13,138,623 shares of the Company's common stock or approximately 5.5% of the total outstanding shares of the Company's common stock.

Information appearing on page two of this Schedule indicates the number of shares over which the Filing Person exercises voting and investment power and the extent of such investment and voting power.


Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another
         Person.

Not Applicable.

Continuation of Schedule 13G                      Page 4 of 5 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
         Holding Company.

Not Applicable.


Item 8.  Identification and Classification of Members of the Group.

Not Applicable.


Item 9.  Notice of Dissolution of Group.

Not Applicable.


Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of the Filing Person's business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Company and were not acquired in connection with or as a participant in any transaction having such a purpose.

Continuation of Schedule 13G                      Page 5 of 5 Pages



                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Schedule is true, complete and correct.





                                        /s/ Carol Barnett
                                        -----------------
                                        Carol Barnett


Date:  February 10, 1993